

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

<u>Via E-mail</u>
Mr. Edwin F. Hale, Sr.
Chief Executive Officer
First Mariner Bancorp
1501 S. Clinton Street
Baltimore, MD 21224

Re: **First Mariner Bancorp**
                Form 10-K
                Filed March 31, 2011
                File No. 000-21815

Dear Mr. Hale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 1: Business</u>
<u>General, page 5</u>

1. In future filings, revise the disclosures relating to the various operating divisions at the bottom of page 5 to give a brief description of their asset size, revenues generated and whether or not they are or have been profitable.

<u>Item 1A: Risk Factors</u>
<u>We are subject to restrictions …, page 19</u>

2. In future filings, add bullets to the risk that highlight the material terms and conditions, their impact on the company and bank's results and briefly describe your actions to remediate as of the reported period.

<u>Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 47</u>

3. We note that your coverage ratio of the allowance for loans losses to non-performing loans was 32%, 28%, and 33% at December 31, 2009, December 31, 2010, and March 31, 2011, respectively. We further note that the balance of impaired loans without a valuation allowance was $35.1 million, $55.1 million and $48.4 million at December 31, 2009, December 31, 2010, and March 31, 2011, respectively. Finally, we note that the specific allowance related to impaired loans with a valuation allowance was $733k, $588k, and $539k at December 31, 2009, December 31, 2010, and March 31, 2011, respectively. Please tell us and revise future filings to address the following:

   - Address the factors contributing to the decline in the coverage ratio of the allowance for loan losses to non-performing loans from December 31, 2009 to December 31, 2010 and the low coverage in the periods presented;
   - Address the factors contributing to the increase in impaired loans without a specific valuation allowance from December 31, 2009 to December 31, 2010 and the small specific allowance in the periods presented;
   - Disclose your charge-off policy for each type of loan and whether you have revised these policies;
   - Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve or general reserve;
   - Clearly describe how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends. Please quantify the amount of nonperforming loans for which you have recorded a partial charge-off;
   - Given the significant amount of nonperforming loans on your books, please address the impact of obtaining timely appraisals for those nonperforming loans or other alternative sources of fair value determination which you were required to obtain to appropriately value the collateral on a timely basis. Tell us whether or not you experienced any delays internally in identifying the actual loans/credits which required appraisals. While we note your appraisal policy as presented on page 137, it

remains unclear to us how often you used alternative sources of value other than appraisals and how this may have impacted your overall valuation process, as well as the amount and timing of related loan loss provisions and charge-offs. If there have been significant variances in the total amount of lapse time from the time you order an appraisal to receipt during the last three years due to any internal or external factors, such as the number of nonperforming loans, availability of qualified appraisers to perform their work on a timely basis or any other significant contributing factors, please explain in a detailed and thorough manner with a view of how your financial statements have been impacted, etc. Please discuss on a disaggregated basis by the specific markets you operate in if you have had varying experiences in this regard;

- Given the above, there are various levels at which we are unclear how and why you determined that your periodic loan loss provisions and your allowance for loan loss ending balances were appropriate under GAAP for each of the last two years ended December 31, 2010, and for the quarterly periods during this time, including the three months ended March 31, 2011. In order for us to better understand the judgments and views management contemplated in making their ultimate determinations in this area, please provide persuasive evidence which will sufficiently support your ultimate quarterly and year-end conclusions that both the provision for loan losses and the allowance for loan losses balances were appropriate at the time management prepared their financial statements.

Financial Condition
Credit Risk Management

Loans Held for Sale, page 55

4. We note your disclosure that during 2010 you increased your repurchase reserve for potential repurchases of loans sold due to recent periods of economic turmoil. We further note your disclosure on page 27 in Risk Factors that you may be required to repurchase loans under certain provisions, including delinquencies, or return premiums paid by these investors should the loan be paid off early. Please tell us and revise future filings to provide a discussion of the primary reasons you were required to repurchase loans and discuss the implications and significance of this trend on your future financial results.

Loans, page 56

5. In future filings include a column in the loan composition table showing the percentage of total loans for each loan type.

6. In future filings include describe the specific risks of each loan type.

Unallocated, page 59

7. We note your unallocated allowance is approximately 23.4%, 21.0%, 22.4%, and 20.4% of your total allowance for loan losses at March 31, 2011, December 31, 2010, 2009 and 2008, respectively. Further we note that you have been in business since 1995, and accordingly would have a substantial operating history from which to draw in evaluating your historical loss rates. We also note that the unallocated allowance is based primarily on management's consideration of other qualitative factors, which include economic and business trends, loan concentrations and credit quality. Please tell us and revise future filings to more clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount. Please discuss any subsequent periods as well in your response.

Nonperforming Assets, page 63

8. We note that the balance of nonaccrual commercial mortgage loans increased from $9.8 million at December 31, 2009 to $27.0 million at December 31, 2010 and the specific allowance allocated to these loans (from the table on page 62) decreased from $3.3 million at December 31, 2009 to $2.5 million at December 31, 2010. Please tell us and revise future filings to discuss in detail the underlying reasons why the allocated allowance to those specific nonaccrual commercial mortgage loans decreased during 2010 despite the increase in the underlying loan population. Please discuss any subsequent periods as well in your response.

TDRs, page 65

9. Please tell us and revise future filings to disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Deposits, page 69

10. In future filings, noting the significant amounts involved, add more description of the operation of the "nonbrokered national deposit campaign" or provide a cross-reference to a more complete description elsewhere.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

11. Please tells us and revise future filings to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50, including:

    (i) the nature of any material contingencies; or
    (ii) the possible loss or range of loss or a statement that an estimate of the loss cannot be made.

Note 6. Loans Receivable (Financing Receivables) and Allowance for Loan Losses, page 101

12. Please revise future filings to include a discussion of the risk characteristics of each portfolio segment as required by ASC Subtopic 310-10-50-11B(a)(2).

Item 13: Certain Relationships and Related Transactions

13. In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender.* For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Part II. Signature page

14. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel